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Exhibit 1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

Mediator Adjourns Discussions between Falconbridge and CAW

Sudbury, Ontario, February 8, 2004 — Falconbridge Limited announces that the Mediator has adjourned the discussions between the Company and the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) and requested that the parties reflect on their respective positions. He will be contacting the parties with possible meeting dates for next week.

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 1,050 production and maintenance workers are represented by Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW). The strike began on February 1, 2004.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information:
www.falconbridge.com

Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

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Mediator Adjourns Discussions between Falconbridge and CAW